UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            James River Coal Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock - Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    470355207
                                 (CUSIP Number)

                                Steven N. Isaacs
                               Glencore Finance AG
                               Baarermattstrasse 3
                                  CH-6341 Baar
                                   Switzerland
                               011-41-41-709-2340
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 28, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. No. 470355207                                Page 2 of 12
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Glencore Finance AG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        (See Item #3) AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 1,037,948
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,037,948

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,037,948

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.22%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions) CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. No. 470355207                                Page 3 of 12
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Glencore International AG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        (See Item #3) WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 1,037,948
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,037,948

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,037,948

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.22%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions) CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. No. 470355207                                Page 4 of 12
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Glencore Holding AG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        (See Item #3) AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 1,037,948
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,037,948

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,037,948

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.22%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions) CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. No. 470355207                                Page 5 of 12
----------------------------                           -------------------------

                                  INTRODUCTION

            This Amendment No. 3 to Schedule 13D amends and supplements the
Schedule 13D filed by Glencore Finance AG ("Glencore Finance"), Glencore International AG ("Glencore International"), and Glencore Holding AG ("Glencore Holding", and, collectively with Glencore Finance and Glencore International, "Glencore") on November 29, 2004, as amended and supplemented by Amendment No. 1 thereto filed on June 2, 2005, and as amended and supplemented by Amendment No. 2 thereto filed on February 7, 2007 (as amended and supplemented, the "Schedule 13D"). This Amendment No. 3 to Schedule 13D relates to the disposition by Glencore Finance of certain shares of common stock (the "Common Stock") of James River Coal Company (the "Company"). Item 5 of Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Company has 16,691,536 shares of Common Stock outstanding as of November 1, 2006, according to the quarterly report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 9, 2006. As of the date hereof, and after Glencore's disposition of the shares of Common Stock set forth on Schedule "A" hereto, the total number of shares of Common Stock that Glencore beneficially owns is 1,037,948, which represents approximately 6.22% of the Company's total outstanding shares of Common Stock as of November 1, 2006.

            (b) Glencore Finance has shared power with Glencore International and Glencore Holding to vote, or to direct the voting of, all of the shares of the Common Stock reported as beneficially owned by Glencore. Glencore Finance has shared power with Glencore International and Glencore Holding to dispose of, or to direct the disposition of, all of the shares of Common Stock reported as beneficially owned by Glencore.

            (c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by Glencore Finance in the Common Stock within the last sixty days are set forth in Schedule "A" hereto, and are incorporated by reference. Glencore International and Glencore Holding did not enter into any transactions in respect of the Common Stock of the Company within the last sixty days.

            (d) Not applicable.

            (e) Not applicable.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. No. 470355207                                Page 6 of 12
----------------------------                           -------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2007

                                       GLENCORE FINANCE AG

                                       By: /s/ Barbara A. Wolfensberger
                                          --------------------------------------
                                          Name: Barbara A. Wolfensberger
                                          Title: Director

                                       By: /s/ Steven N. Isaacs
                                          --------------------------------------
                                          Name: Steven N. Isaacs
                                          Title: Director

                                       GLENCORE INTERNATIONAL AG

                                       By: /s/ Steven Blumgart
                                          --------------------------------------
                                          Name: Steven Blumgart
                                          Title: Officer

                                       By: /s/ Andreas P. Hubmann
                                          --------------------------------------
                                          Name: Andreas P. Hubmann
                                          Title: Officer

                                       GLENCORE HOLDING AG

                                       By: /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name: Willy R. Strothotte
                                          Title: Chairman

                                       By: /s/ Ivan Glasenberg
                                          --------------------------------------
                                          Name: Ivan Glasenberg
                                          Title: Director

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. No. 470355207                                Page 7 of 12
----------------------------                           -------------------------

                                     Annex 1

            Set forth below are the names, business addresses and present principal occupations of the executive officers and directors of Glencore Finance, Glencore International and Glencore Holding. The executive officers of Glencore Holding are the directors of Glencore Holding. The executive officers of Glencore International are the persons listed as directors whose principal occupation is with Glencore International. The executive officer of Glencore Finance is the person listed as director whose principal occupation is with Glencore Finance. Unless otherwise indicated, the present principal occupation of each person is with Glencore International. If no business address is given, the director's or executive officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.

Directors of Glencore Finance

          Name            Principal Occupation    Business Address  Citizenship
------------------------  --------------------    ----------------  -----------
Steven N. Isaacs          Chairman and Managing                     South Africa
                          Director of Glencore
                          Finance AG

Andreas P. Hubmann        Officer of Glencore
                          International AG --
                          Accounting

Barbara A. Wolfensberger  In-house Counsel of
                          Glencore International
                          AG

Directors of Glencore International

          Name            Principal Occupation    Business Address  Citizenship
------------------------  --------------------    ----------------  -----------
Willy R. Strothotte       Chairman                                  Germany

Ivan Glasenberg           Chief Executive Officer                   Australia

Zbynek E. Zak             Non-Executive Director  Buetzenweg 16
                                                  CH-6300 Zug
                                                  Switzerland

Peter A. Pestalozzi       Attorney, Pestalozzi    Loewenstrasse 1
                          Lachenal Patry          CH-8001 Zurich
                                                  Switzerland

Craig A. Davis            Chairman & Chief        2511 Garden Road  USA
                          Executive Officer of    Bldg. A,
                          Century Aluminum          Suite 200
                                                  Monterey, CA 93940

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. No. 470355207                                Page 8 of 12
----------------------------                           -------------------------

          Name            Principal Occupation    Business Address  Citizenship
------------------------  --------------------    ----------------  -----------
                            Company

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. No. 470355207                                Page 9 of 12
----------------------------                           -------------------------

Directors of Glencore Holding

          Name            Principal Occupation    Business Address  Citizenship
------------------------  --------------------    ----------------  -----------
Willy R. Strothotte       Chairman                                  Germany

Ivan Glasenberg           Chief Executive Officer                   Australia

Zbynek E. Zak             Non-Executive Director  Buetzenweg 16
                                                  CH-6300 Zug
                                                  Switzerland

Peter A. Pestalozzi       Attorney, Pestalozzi    Loewenstrasse 1
                          Lachenal Patry          CH-8001 Zurich
                                                  Switzerland

Craig A. Davis            Chairman & Chief        2511 Garden Road  USA
                          Executive Officer of    Bldg. A,
                          Century Aluminum          Suite 200
                            Company               Monterey, CA 93940

Andreas P. Hubmann        Officer of Glencore
                          International AG --
                          Accounting

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. No. 470355207                                Page 10 of 12
----------------------------                           -------------------------

                                   Schedule A

                                Glencore Finance

                                  Number of Shares
        Date of Transaction       Purchased/(Sold)      Price Per Share
        -------------------       ----------------      ---------------
             02/20/2005               (30,000)               $6.73
             02/21/2005               (70,000)              $7.089
             02/22/2005               (50,000)              $7.484
             02/28/2007              (150,000)              $7.4287
             03/02/2007              (150,000)              $7.2831

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. No. 470355207                                Page 11 of 12
----------------------------                           -------------------------

                                    Exhibit 1

                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

            The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Amendment No. 3 to Schedule 13D, and any amendments thereto, is to be filed.

            Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: March 2, 2007

                                       GLENCORE FINANCE AG

                                       By: /s/ Barbara A. Wolfensberger
                                          --------------------------------------
                                          Name: Barbara A. Wolfensberger
                                          Title: Director

                                       By: /s/ Steven N. Isaacs
                                          --------------------------------------
                                          Name: Steven N. Isaacs
                                          Title: Director

                                       GLENCORE INTERNATIONAL AG

                                       By: /s/ Steven Blumgart
                                          --------------------------------------
                                          Name: Steven Blumgart
                                          Title: Officer

                                       By: /s/ Andreas P. Hubmann
                                          --------------------------------------
                                          Name: Andreas P. Hubmann
                                          Title: Officer

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. No. 470355207                                Page 12 of 12
----------------------------                           -------------------------

                                       GLENCORE HOLDING AG

                                       By: /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name: Willy R. Strothotte
                                          Title: Chairman

                                       By: /s/ Ivan Glasenberg
                                          --------------------------------------
                                          Name: Ivan Glasenberg
                                          Title: Director